Exhibit 12
CORNING INCORPORATED AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

Three months ended March 31, 2013

Income from continuing operations before taxes on income	$528
Adjustments:
Equity in earnings of equity affiliates	(173)
Distributed income of equity affiliates	161
Net income attributable to noncontrolling interests	(1)
Fixed charges net of capitalized interest	43

Earnings before taxes and fixed charges as adjusted	$558

Fixed charges:
Interest incurred (a)	$44
Portion of rent expense which represents an appropriate interest factor (b)	8

Total fixed charges	$52

Ratio of earnings to fixed charges	10.7

(a)	Interest incurred includes capitalized interest and amortization expense for debt costs.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.